UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Melville Island, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 W Jackson, # 1711
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dennis Flynn	312-347-4994	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Robert Cooper & Company CPA PC
(Name – if individual, state last, first, and middle name)

141 W Jackson	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

	3505
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Melville Island, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/10/2026

Signature: [signature]

Title:
Member

[signature] March 28, 2022

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Melville Island, LLC

(An Illinois Limited Liability Company)

Financial Statements

and Independent Accountant Report

December 31, 2021

Melville Island, LLC

(An Illinois Limited Liability Company)

Index

December 31, 2021

Page

Report of Independent Registered Public Accountant 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Members' Equity 4

Statement of Cash Flows 5

Notes to Consolidated Financial Statements 6-7

Supplementary Information

Computation of Net Capital 8-9

Computation of Reserve Requirements and Possession and Control 10

Exemption Report

Independent Registered Public Accountant Report on Exemption letter 11

Exemption letter 12

Oath or Affirmation 13

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Of Melville Island, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Melville Island, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Melville Island, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Melville Island, LLC's management. Our responsibility is to express an opinion on Melville Island, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Melville Island, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental information on pates 6-7, in the report have been subjected to audit procedures performed in conjunction with the audit of Melville Island, LLC's financial statements.

- The supplement information Schedule I, Computation of Net Capital Under SEC Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption).
- Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

The supplemental information is the responsibility of Melville Island, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 6-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Robert Cooper & Company CPA PC

We have served as Melville Island, LLC's auditor since 2006.

Chicago, Illinois 60604

March 28, 2022

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Financial Condition

As of December 31, 2021

Assets		
Cash and cash equivalents	$	9,513
Prepaid expense		1,457
Total assets	$	10,969
Liabilities		
Accrued expenses payable	$	2,004
Other Liabilities		0
Total liabilities		2,004
Total Member' equity		8,965
Total liabilities and Member' equity	$	10,969

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Income

For the year ending to December 31, 2021

Revenues		
Security Commissions	$	0
Fee Income		0
Interest Income		6
Total revenue		6
Expenses		
Regulatory charges		900
FINRA fee		1,519
Bond Insurance		447
Consulting and professional fees		2,004
Other Expense		263
Total expenses		5,163
Net Income	$	(5,157)

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Changes in Member Equity

For year ending December 31, 2021

Member's equity on January 1, 2021	$	6,522
Capital Contributions		7,600
Capital Distributions		0
Net income from operations		(5,157)
Member's equity on December 31, 2021	$	8,965

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Cash Flows
For year ending December 31, 2021

Cash flows from operating activities:		
Net income from operations	$	(5,353)
Adjustments to reconcile net income to net cash used in operating		
Depreciation and amortization		0
Increase in commission receivable		0
Increase in other assets		(1,456)
Decrease in accrued expenses		(696)
Net cash used in operating activities		(7,309)
Cash flows from investing activities:		
No activity		(0)
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contributions		7,600
Payment for capital withdrawals		(0)
Net cash provided by financing activities		7,600
Net Change in cash and cash equivalents		291
Cash and cash equivalents, beginning of the year		9,222
Cash and cash equivalents, end of the year	$	9,513

Melville Island, LLC
(An Illinois Limited Liability Company)
Notes to the financial statements
For year ending December 31, 2021

1. **Organization**

Melville Island, LLC (The "Company") an Illinois Limited Liability Company Act was formed on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account. The Firm is also authorized to do referral business with non-broker dealers of pre-public transactions/sale of securities between a non-broker dealer and a referred broker dealer's client.

2. **Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is registered to engage in 5 types of business as a broker. The Company is registered to participate in retailing corporate equity securities over-the-counter, as a U.S. Government securities, Put and call broker or option writer, a broker in which they will arrange a non-exchange member for transactions in listed securities by an exchange member and they will introduce non-broker dealer sellers of pre-public or publicly traded securities to broker-dealers for further negotiation of possible transaction/sales of securities between the non-broker dealer and the referred broker-dealer's clients. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions earned and the related expenses are recorded as the transactions are earned. ASC 606 establishes guidelines for the Company to follow related to recognition of fees associated with contracts. The Company records its revenues in accordance with these guidelines as the Company only recognizes income when a transaction is performed. The Company has no minimum commission requirement or prepaid fee arrangements. All income is derived only upon a transaction that would be utilizing the Company's services.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a partnership flow through entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The members are responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740, Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Melville Island, LLC
(An Illinois Limited Liability Company)
Notes to the financial statements
For year ending December 31, 2021

Going Concern

In August 2014, the Financial Accounting Standards Board issued ASU 2014-15 Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. The new standards update requires management to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. These changes are effective for the annual financial statement period ending after December 15, 2016.

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. Management has made a statement that they will continue to fund the Firm despite the lack of revenue during the year.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. Capital will be contributed as needed by the sole owner. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

The initial assessment of the Company did not indicate any substantial doubt about the entity's ability to continue as a going concern

3. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Melville Island, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Melville Island, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. On December 31, 2021, had $ 7,509 of net capital which was $2,509 in excess of the required minimum net capital. Early warning for net capital is $6,000.

4. RELATED PARTIES

During the year, the sole member contributed $ 7,600 into the company to cover operating expenses.

5. SUBSEQUENT EVENTS

The Subsequent event standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. The Company fell below its early warning net capital in February,2022. The Company contributed the additional funds. Management has evaluated subsequent events through March 28, 2022, the date the financial statements were issued.

Melville Island, LLC
(An Illinois Limited Liability Company)
Computation of net capital under 15C 3-1
Of the Securities and Exchange Commission
December 31, 2021

Total Member's equity	$ 8,965
Unallowable assets	(1,456)
Haircuts required	
Net Capital	7,509
Minimum net capital	5,000
Excess net capital	$ 2,509
Excess net capital at 1000%	$ 7,309
Early warning capital is at	$ 6,000

Note: The above information on this schedule is in agreement in all material respects with the Unaudited FOCUS Report Part II filed by Melville Island, LLC as of December 31, 2021.

Melville Island, LLC
(An Illinois Limited Liability Company)

Computation of Net Capital Under 15C 3-1 (continued)

of the Securities and Exchange Commission

December 31, 2021

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expense payable	$ 2,004
Total indebtedness	$ 2,004

Ratio: Aggregate Indebtedness to Net Capital 26.687974% to 1

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There are no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2021.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(see note below)

Note: Melville Island, LLC does not claim an exemption pursuant to Rule 15c3-3. The Firm as a Non-Covered Firm pursuant to Footnote 74 is allowed to file an exemption report and therefore, no Computation for Determination of Reserve Requirements or Information for Possession or Control under that rule have been provided. The Company does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 300A
Chicago, Illinois 60604
312-322-2238
Facsimile 312-275-7412
rwcoopercpa@robertCooperCPAPC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melville Island, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Melville Island, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to value added services to other broker dealers by providing technology or referral services, in addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Melville Island, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melville Island, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Robert Cooper & Company CPA PC

Chicago, Illinois 60604

March 28, 2022

MELVILLE ISLAND, LLC
EXMPTION REPORT
For the year ending December 31, 2021

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Melville Island, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under paragraph(k) of 17 C.F.R. § 240. 1 7a-15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or referral services. The Company qualifies because it only uses a proprietary platform to facilitate other broker dealers, without holding positions or monies. During the reporting period, Melville Island, LLC did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Dennis Flynn, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Dennis Flynn

Managing Member
Melville Island, LLC
March 28, 2022

OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/10/2025


March 28, 2022